EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

February 27, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Investigation of Israeli Securities Authority (“ISA”)

Further to the Company’s immediate reports dated February 18, February 20, February 22 and February 24, 2018 regarding the investigation of the Israel Securities Authority and the Israel Police and regarding the extension of the arrest of officers of the Company, an additional immediate supplementary report is hereby provided that on February 26, 2018, the Court decided to release under restrictions Ms. Stella Handler, CEO of the Company, Mr. Amikam Shorer, the Group’s Strategy and Business Development Director, and Mr. Or Elovitch (was released by the police), a director of the Company. In addition, to the best of the Company's knowledge, the Court decided to extend the remand of Mr. Shaul Elovitch, a director and the controlling shareholder of the Company, until March 4, 2018, and an appeal was filed by Mr. Elovitch regarding this decision.

The main conditions set for the CEO of the Company are: house arrest for 7 days (until March 4, 2018), removal from the Bezeq Group offices for 30 days, and a prohibition against contacting all those involved in the investigated affair for 45 days.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.